U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities II, Inc.
Exact Name of Registrant as Specified in Charter

0000945212
Registrant CIK Number

FOR 1/6/05
Current Report on Form 8-K 2005-HI1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110340
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)


RECD S.E.C.
JAN - 7 2005
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 6th day of January 2005.


05000803

Residential Funding Mortgage Securities II, Inc.
(Registrant)

By: [signature]
Mark White
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ________________

(Name)

(Title)


PROCESSED
JAN 10 2005
THOMSON
FINANCIAL

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

New Issue Computational Materials


SEC MAIL PROCESSING
RECEIVED
JAN 07 2005
WASH. D.C. 179 SECTION

$240,000,000 *(Approximate)*
Home Loan-Backed Notes,
Series 2005-HI1

Residential Funding Mortgage Securities II, Inc.
Depositor

Home Loan Trust 2005-HI1
Issuer

Residential Funding Corporation
Seller and Master Servicer

January 4, 2005

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$240,000,000 (Approximate)

Issuer: Home Loan Trust 2005-HI1.

Depositor: Residential Funding Mortgage Securities II, Inc.

Credit Enhancer: Financial Guaranty Insurance Company ("FGIC").

Seller: Residential Funding Corporation.

Underwriters: Lead Manager: Bear, Stearns & Co. Inc.
Co-Manager: Residential Funding Securities Corporation.

Master Servicer: Residential Funding Corporation (the "Master Servicer" or "RFC").

Initial Subservicer: HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the Depositor.

Indenture Trustee: JPMorgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

The Notes: Home Loan Trust 2005-HI1 will issue 5 classes of Home Loan-Backed Notes, namely: the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Notes (collectively, the "Class A Notes").

Characteristics of the Notes (a), (b), (c), (d)

Notes	Original Note Balance	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date	Ratings (Moody's/S&P)
Class A-1	$69,742,000	Floating (e)	0.90	0	21	8/25/13	Aaa / AAA
Class A-2	$19,225,000	Fixed	2.00	20	7	1/25/15	Aaa / AAA
Class A-3	$46,148,000	Fixed	3.00	26	20	11/25/17	Aaa / AAA
Class A-4	$46,593,000	Fixed	5.00	45	32	5/25/20	Aaa / AAA
Class A-5	$58,292,000	Fixed (f)	8.87	76	47	4/25/35	Aaa / AAA

Notes:

(a) 100% Prepayment Assumption: 2.0% CPR in month 1 of the Home Loans, and an additional approximately 1.071429% per annum in each month thereafter until month 15. On and after month 15, 17.0% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Notes is subject to a 5% variance.

(d) 100% P&I guaranty by FGIC *(See section entitled "Credit Enhancement" herein)*.

(e) The lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 7.50% per annum.

(f) If the 10% clean-up call is not exercised, the Note Rate applicable to the Class A-5 Notes will increase by 0.50% per annum on the second Payment Date after the first possible Call Date.

The Assets of the Trust:	The assets of the Trust will include a group of conventional, closed-end, primarily second-lien, fixed-rate home loans (the "Home Loans"), the proceeds of which will be used primarily for debt consolidation. The Home Loans will be secured by mortgages, deeds of trust or other similar security instruments. A substantial majority of the Home Loans will have a combined loan-to-value ratio in excess of 100%. As of the Statistical Cut-off Date, the aggregate principal balance of the Home Loans will be approximately $240,475,535. As of the Closing Date, the aggregate principal balance of the Home Loans will be approximately $240,000,000.
Statistical Cut-off Date:	As of December 31, 2004.
Cut-off Date:	As of January 1, 2004.
Closing Date:	On or about January 27, 2005.
Payment Date:	The 25th of each month (or the next business day), commencing on February 25, 2005.
Delay Days:	The Class A Notes, other than the Class A-1 Notes, will have a payment delay of 24 days. With respect to the Class A-1 Notes, 0 days.
Note Rate:	Interest will accrue on all of the Class A Notes, other than the Class A-1 Notes, at a fixed rate during the month prior to the month of the related Payment Date on a 30/360-day basis. The coupon on the Class A-1 Notes will be equal to the lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 7.50% per annum, payable monthly. With respect to any Payment Date, the Class A-1 Notes will be entitled to interest accrued from and including the preceding Payment Date (or from and including the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date (the "Class A-1 Accrual Period") at the Class A-1 Note Rate on the aggregate principal balance of the Class A-1 Notes on an actual/360-day basis. The Note Rate applicable to the Class A-5 Notes will increase by 0.50% per annum on the second Payment Date after the first possible Call Date.

Priority of Payments:

On each Payment Date, principal and interest collections will be allocated from the payment account in the following order of priority:

(1) To pay the Credit Enhancer the premium for the Policy;
(2) To pay accrued and unpaid interest on the Class A Notes, *pro rata;*
(3) To pay as principal on the Class A Notes, an amount equal to the principal collection distribution amount for such Payment Date, allocated as described below;
(4) To pay as principal to the Class A Notes, an amount necessary to cover the Liquidation Loss Distribution Amounts on the related Home Loans;
(5) To pay the Credit Enhancer reimbursements for certain prior draws made on the Policy, with interest;
(6) To pay as principal on the Class A Notes, the amount necessary to cause the overcollateralization amount to equal the Required Overcollateralization Amount;
(7) To pay the Credit Enhancer any other amounts owed under the insurance agreement; and
(8) To pay the holders of the private securities created with respect to this transaction, any remaining Excess Cash Flow.

Principal Distributions for the Notes:

Any payments of principal allocable to the Class A Notes shall be paid to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Notes, in that order, in each case until the outstanding note balances of each of these notes has been reduced to zero.

Credit Enhancement:

Credit enhancement with respect to the Notes will be provided by (1) Excess Spread, (2) Overcollateralization and (3) FGIC Insurance Policy.

***Excess Spread*:** Because the mortgagors are expected to pay more interest on the Home Loans than is necessary to pay interest on the Notes, along with fees and expenses of the trust each month, there may be excess interest. On each Payment Date, this excess interest may be used to protect the Notes against losses by making an additional payment of principal up to the amount of the losses.

***Overcollateralization*:** Excess spread will be applied, to the extent not needed to cover current period losses, to make accelerated payments of principal to the securities then entitled to receive payments of principal, until the aggregate pool balance exceeds the sum of the aggregate note balance of the Class A Notes by a specified amount. This excess represents overcollateralization. Prior to the Stepdown Date, the "Required Overcollateralization Amount" will be equal to 5.0 % of the aggregate Cut-off Date pool balance. On or after the Stepdown Date, the Required Overcollateralization Amount will be permitted, subject to certain performance triggers being satisfied, to decrease to [10.00]% of aggregate pool balance of the Home Loans, subject to a floor of 0.50% of the aggregate Cut-off Date pool balance.

FGIC Insurance Policy: FGIC will unconditionally and irrevocably guarantee interest on the Notes at the applicable Note Rate, other than any prepayment interest shortfalls or Relief Act shortfalls, will cover all losses allocated to the Notes not covered by excess interest or Overcollateralization and will guarantee amounts due on the Notes on the Payment Date in April 2035.

Stepdown Date:

The Stepdown Date is the Payment Date occurring on the later of:

(1) the Payment Date in August 2007 (i.e., on the 31st Payment Date); and

(2) the first Payment Date on which the aggregate pool balance is less than 50% of the aggregate Cut-off Date pool balance.

Master Servicing Fee:

0.08% per annum, payable monthly. The fees of the Trustees will be paid from the Master Servicing Fee.

Subservicing Fee:

0.50% per annum, payable monthly.

Advancing:	There is no required advancing of delinquent scheduled monthly payments of principal or interest on the Home Loans by the Master Servicer, the Subservicer, the Trustees or any other entity.
Liquidation Loss Amount:	With respect to any Payment Date and any Home Loan that became a Liquidated Home Loan during the related collection period, the unrecovered portion of the principal balance of that Home Loan at the end of such collection period, after giving effect to the net liquidation proceeds applied to reduce the principal balance of that Home Loan. In addition, as to any Home Loan for which the principal balance has been reduced in connection with bankruptcy proceedings, the amount of the reduction will be treated as a Liquidation Loss Amount.
Liquidated Home Loan:	With respect to any Payment Date, any Home Loan which the Master Servicer has determined, based on the servicing procedures specified in the servicing agreement, as of the end of the preceding collection period, that all liquidation proceeds which it expects to recover in connection with the disposition of the related mortgaged property have been recovered. In addition, the Master Servicer will treat any Home Loan that is 180 days or more delinquent as having been finally liquidated.
Optional Redemption:	The Master Servicer may, at its option, effect an early redemption or termination of the Notes on the first Payment Date on which the aggregate pool balance of the Home Loans declines to less than 10% of the aggregate Cut-off Date pool balance (the "Call Date").
Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	For federal income tax purposes, the Notes will be characterized as indebtedness of the Issuer.
ERISA Eligibility:	The Notes may be eligible for purchase by employee benefit plans and other plans and arrangements that are subject to ERISA or Section 4975 of the Code, subject to certain considerations.
SMMEA Treatment:	The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

Prepayment Sensitivity

Class A-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	**100%**	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	3.72	1.34	1.06	**0.90**	0.79	0.72
Modified Duration	3.44	1.29	1.03	**0.88**	0.78	0.70
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	9/25/12	11/25/07	3/25/07	**10/25/06**	7/25/06	5/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	92	34	26	**21**	18	16
Illustrative Yield @ Par (30/360)	2.60%	2.59%	2.59%	**2.59%**	2.59%	2.59%

Class A-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	**100%**	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	8.43	3.27	2.47	**2.00**	1.70	1.49
Modified Duration	7.07	3.02	2.31	**1.89**	1.62	1.42
First Principal Payment	9/25/12	11/25/07	3/25/07	**10/25/06**	7/25/06	5/25/06
Last Principal Payment	3/25/14	10/25/08	11/25/07	**4/25/07**	12/25/06	9/25/06
Principal Lockout (months)	91	33	25	**20**	17	15
Principal Window (months)	19	12	9	**7**	6	5
Illustrative Yield @ Par (30/360)	3.85%	3.81%	3.78%	**3.76%**	3.73%	3.71%

Class A-3 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	**100%**	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	10.76	4.98	3.75	**3.00**	2.51	2.16
Modified Duration	8.51	4.41	3.40	**2.77**	2.33	2.03
First Principal Payment	3/25/14	10/25/08	11/25/07	**4/25/07**	12/25/06	9/25/06
Last Principal Payment	4/25/17	5/25/11	11/25/09	**11/25/08**	3/25/08	10/25/07
Principal Lockout (months)	109	44	33	**26**	22	19
Principal Window (months)	38	32	25	**20**	16	14
Illustrative Yield @ Par (30/360)	4.15%	4.12%	4.10%	**4.09%**	4.07%	4.05%

Class A-4 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	**100%**	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	13.53	8.08	6.24	**5.00**	4.15	3.53
Modified Duration	9.80	6.57	5.28	**4.35**	3.68	3.18
First Principal Payment	4/25/17	5/25/11	11/25/09	**11/25/08**	3/25/08	10/25/07
Last Principal Payment	10/25/19	1/25/15	12/25/12	**6/25/11**	5/25/10	7/25/09
Principal Lockout (months)	146	75	57	**45**	37	32
Principal Window (months)	31	45	38	**32**	27	22
Illustrative Yield @ Par (30/360)	4.72%	4.71%	4.70%	**4.68%**	4.67%	4.66%

Prepayment Sensitivity (Cont'd)

Class A-5 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	19.11	12.70	10.64	**8.87**	7.45	6.36
Modified Duration	11.55	8.92	7.85	**6.83**	5.95	5.22
First Principal Payment	10/25/19	1/25/15	12/25/12	**6/25/11**	5/25/10	7/25/09
Last Principal Payment	5/25/26	1/25/19	2/25/17	**4/25/15**	9/25/13	6/25/12
Principal Lockout (months)	176	119	94	**76**	63	53
Principal Window (months)	80	49	51	**47**	41	36
Illustrative Yield @ Par (30/360)	5.49%	5.48%	5.48%	**5.47%**	5.46%	5.45%

Class A-5 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	19.84	13.92	11.66	**9.82**	8.36	7.20
Modified Duration	11.76	9.41	8.31	**7.32**	6.46	5.73
First Principal Payment	10/25/19	1/25/15	12/25/12	**6/25/11**	5/25/10	7/25/09
Last Principal Payment	12/25/29	10/25/28	10/25/26	**12/25/23**	5/25/21	6/25/19
Principal Lockout (months)	176	119	94	**76**	63	53
Principal Window (months)	123	166	167	**151**	133	120
Illustrative Yield @ Par (30/360)	5.50%	5.51%	5.51%	**5.51%**	5.50%	5.50%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate

	Summary Statistics	Minimum	Maximum
Number of Loans:	5,752		
Current Principal Balance:	$240,475,535	$4,811	$100,000
Average Current Principal Balance:	$41,807		
Original Principal Balance:	$241,781,039	$10,000	$100,000
Average Original Principal Balance:	$42,034		
Weighted Average Gross Loan Rate:	11.819%	4.000%	16.125%
Weighted Average Original Term:	216	60	360
Weighted Average Remaining Term:	214	56	356
Weighted Average Combined LTV:	117.03%	51%	126%
Weighted Average FICO Score:	695	640	803
Balloon Loans (% of Total):	0.35%		
Weighted Average Jr. Mortgage Ratio:	26.22%		
Lien Position (1st/2nd):	0.01% / 99.99%		
Geographic Distribution: (states w/ > 5% concentration)			
	Ohio	7.70%	
	Pennsylvania	6.49%	
	Indiana	5.69%	

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
640 - 659	523	$17,424,638	7.25%	114.26%	$33,317	20.58%	$4,332
660 - 679	1,507	60,992,523	25.36	117.76	40,473	24.36	3,906
680 - 699	1,516	62,605,368	26.03	117.33	41,296	26.72	3,648
700 - 719	1,116	50,258,062	20.90	117.39	45,034	27.94	3,823
720 - 739	655	30,353,165	12.62	116.56	46,341	28.39	3,998
740 - 759	284	12,514,972	5.20	116.53	44,067	27.85	3,970
760 - 779	114	4,959,700	2.06	115.71	43,506	27.64	4,218
780 - 799	36	1,337,353	0.56	113.79	37,149	27.17	4,412
800 or Greater	1	29,753	0.01	59.00	29,753	7.92	6,938
Total:	**5,752**	**$240,475,535**	**100.00%**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

Aggregate Loan Rates

Range of Loan Rates (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
4.000 – 6.000	3	$88,913	0.04%	698	112.70%	$29,638	20.54%	$3,229
6.001 - 6.500	3	84,322	0.04	755	83.88	28,107	14.68	4,410
6.501 - 7.000	5	143,564	0.06	745	77.40	28,713	18.66	4,753
7.001 - 7.500	24	700,259	0.29	733	93.35	29,177	26.54	3,270
7.501 - 8.000	48	1,327,238	0.55	716	95.23	27,651	24.41	3,314
8.001 - 8.500	40	1,149,380	0.48	717	96.90	28,735	23.07	3,429
8.501 - 9.000	108	3,658,183	1.52	718	103.40	33,872	27.06	3,534
9.001 - 9.500	127	5,411,350	2.25	717	111.61	42,609	27.69	4,062
9.501 - 10.000	340	15,772,121	6.56	712	111.88	46,389	27.83	4,265
10.001 - 10.500	295	14,484,287	6.02	715	116.48	49,099	28.02	4,281
10.501 - 11.000	586	27,872,962	11.59	708	117.81	47,565	27.22	4,286
11.001 - 11.500	643	29,098,348	12.10	710	118.81	45,254	26.43	4,242
11.501 - 12.000	795	35,286,612	14.67	700	118.99	44,386	26.95	3,917
12.001 - 12.500	714	30,112,623	12.52	688	118.48	42,175	26.04	3,872
12.501 - 13.000	921	35,799,321	14.89	679	117.68	38,870	24.92	3,561
13.001 - 13.500	299	11,331,807	4.71	676	117.76	37,899	25.27	3,377
13.501 - 14.000	474	16,975,870	7.06	667	118.24	35,814	24.99	3,219
14.001 - 14.500	297	10,105,816	4.20	663	117.36	34,026	23.52	3,441
14.501 - 15.000	29	1,038,302	0.43	666	120.52	35,804	23.52	3,049
16.001 - 16.500	1	34,259	0.01	677	125.00	34,259	31.25	2,947
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Original Home Loan Principal Balance

Range of Original Home Loan Principal Balance	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 25,000	602	$13,064,797	5.43%	693	113.18%	$21,702	19.07%	$3,190
25,001 - 50,000	3,858	145,742,914	60.61	689	116.84	37,777	24.24	3,675
50,001 - 75,000	1,228	76,061,809	31.63	705	118.18	61,940	30.80	4,242
75,001 - 100,000	64	5,606,015	2.33	726	115.39	87,594	32.54	5,766
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

Aggregate Combined LTV Ratio

Range of Combined LTV Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
50.01 - 60.00	6	$294,430	0.12%	714	$49,072	60.45%	$3,887
60.01 - 70.00	8	249,287	0.10	707	31,161	27.88	3,341
70.01 - 75.00	3	102,878	0.04	708	34,293	21.39	4,989
75.01 - 80.00	12	331,492	0.14	720	27,624	25.32	3,629
80.01 - 85.00	13	405,232	0.17	702	31,172	24.87	4,016
85.01 - 90.00	31	940,266	0.39	707	30,331	26.38	3,023
90.01 - 95.00	60	2,037,132	0.85	701	33,952	25.97	3,320
95.01 - 100.00	428	14,274,230	5.94	697	33,351	23.28	3,564
100.01 - 105.00	233	9,196,648	3.82	695	39,471	24.33	4,135
105.01 - 110.00	508	20,503,238	8.53	693	40,361	24.89	4,023
110.01 - 115.00	865	36,344,838	15.11	693	42,017	24.35	4,039
115.01 - 120.00	1,025	45,544,454	18.94	695	44,434	26.52	4,046
120.01 - 125.00	2,555	109,994,328	45.74	696	43,051	27.40	3,763
125.01 or Greater	5	257,083	0.11	688	51,417	36.17	3,765
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Junior Ratios*

Range of Junior Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Residual Income ($)
0.00 - 5.00	1	$10,853	0.01%	738	105.00%	$10,853	$4,997
5.01 - 10.00	60	1,424,750	0.59	686	107.87	23,746	6,160
10.01 - 15.00	391	11,791,812	4.90	684	111.88	30,158	4,491
15.01 - 20.00	1,450	54,109,535	22.50	690	115.95	37,317	4,172
20.01 - 25.00	1,439	56,619,295	23.55	692	117.46	39,346	3,824
25.01 - 30.00	1,040	46,268,415	19.24	696	117.82	44,489	3,689
30.01 - 40.00	1,069	53,969,161	22.45	701	118.25	50,486	3,710
40.01 - 50.00	247	13,189,767	5.49	709	118.08	53,400	3,561
50.01 - 60.00	39	2,259,410	0.94	706	119.35	57,934	3,455
60.01 - 70.00	10	533,962	0.22	706	114.84	53,396	2,943
70.01 - 80.00	3	119,884	0.05	690	93.49	39,961	2,512
80.01 - 90.00	2	148,840	0.06	713	56.61	74,420	4,436
Total:	**5,751**	**$240,445,683**	**100.00%**	**695**	**117.03%**	**$41,809**	**$3,877**

* Excludes home loans secured by first liens.

Aggregate Original Term to Maturity

Range of Months Original Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	17	$479,897	0.20%	713	110.27%	$28,229	21.68%	$3,867
109 - 120	191	7,150,209	2.97	696	114.76	37,436	26.26	4,291
169 - 180	3,433	143,147,466	59.53	698	116.87	41,697	26.32	3,999
181 - 288	724	27,792,723	11.56	690	116.47	38,388	24.55	3,711
289 - 300	1,353	59,696,165	24.82	692	118.64	44,121	27.06	3,573
301 or greater	34	2,209,074	0.92	675	99.37	64,973	19.43	4,958
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Remaining Term to Stated Maturity

Range of Months Remaining Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	18	501,527	0.21	711	110.39	27,863	21.50	3,825
109 - 120	190	7,128,579	2.96	696	114.77	37,519	26.29	4,295
121 - 144	1	97,015	0.04	687	126.00	97,015	52.63	4,823
145 - 156	15	560,231	0.23	690	116.67	37,349	25.81	4,068
157 - 168	6	174,447	0.07	698	117.94	29,075	21.30	3,454
169 - 180	3,411	142,315,773	59.18	698	116.87	41,723	26.31	3,999
181 - 288	737	28,313,937	11.77	690	116.46	38,418	24.80	3,696
289 - 300	1,340	59,174,951	24.61	692	118.66	44,160	26.96	3,578
301 or Greater	34	2,209,074	0.92	675	99.37	64,973	19.43	4,958
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

Aggregate Year of Origination

Year of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1999	2	$50,778	0.02%	691	120.19%	$25,389	34.81%	$2,687
2000	3	165,571	0.07	679	123.51	55,190	44.77	3,837
2001	2	113,360	0.05	707	123.98	56,680	43.27	4,914
2002	23	874,857	0.36	689	115.64	38,037	29.36	3,663
2003	9	313,351	0.13	692	116.55	34,817	26.51	3,588
2004	5,713	238,957,617	99.37	695	117.03	41,827	26.18	3,878
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Geographic Distribution of Mortgage Properties

State	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Ohio	468	$18,514,007	7.70%	696	118.54%	$39,560	25.28%	$3,940
Pennsylvania	377	15,615,253	6.49	697	116.92	41,420	28.90	3,850
Indiana	355	13,686,720	5.69	699	118.28	38,554	26.14	3,828
Michigan	275	11,972,568	4.98	695	117.33	43,537	26.37	3,977
Missouri	295	11,939,538	4.96	696	118.00	40,473	26.80	3,916
Colorado	260	11,766,195	4.89	694	117.26	45,255	21.85	3,826
North Carolina	220	9,202,804	3.83	699	118.57	41,831	25.25	4,079
Wisconsin	210	9,087,830	3.78	697	117.58	43,275	27.99	3,809
Washington	200	9,082,584	3.78	690	114.54	45,413	24.27	3,811
Florida	201	8,866,711	3.69	698	115.34	44,113	27.63	3,909
Kansas	239	8,784,842	3.65	689	118.32	36,757	25.86	3,810
Virginia	200	8,517,479	3.54	699	114.74	42,587	26.22	3,609
Arizona	188	8,412,753	3.50	694	117.10	44,749	25.85	4,090
Alabama	206	8,192,128	3.41	695	118.22	39,768	26.56	3,854
Utah	190	7,645,177	3.18	694	115.84	40,238	24.22	3,561
Oklahoma	181	6,887,945	2.86	693	117.68	38,055	30.36	3,920
Nebraska	167	6,812,159	2.83	693	119.73	40,791	27.41	3,924
Iowa	155	6,169,088	2.57	694	117.85	39,801	27.30	3,729
Georgia	127	5,840,845	2.43	696	118.46	45,991	25.05	4,166
Minnesota	128	5,829,354	2.42	692	117.39	45,542	24.35	3,832
Kentucky	126	4,768,682	1.98	696	118.77	37,847	25.48	3,941
Oregon	104	4,568,937	1.90	698	116.60	43,932	24.88	3,788
Louisiana	99	4,404,056	1.83	691	118.75	44,485	29.98	3,842
Idaho	97	3,801,689	1.58	687	117.22	39,193	27.58	3,427
Maryland	73	3,470,886	1.44	697	114.68	47,546	25.96	4,055
New York	68	3,472,171	1.44	706	117.27	51,061	31.60	4,314
California	55	2,965,289	1.23	688	104.88	53,914	21.38	4,530
South Carolina	66	2,750,659	1.14	697	118.87	41,677	25.46	3,761
Mississippi	58	2,331,912	0.97	689	117.65	40,205	27.17	3,566
Illinois	51	2,133,669	0.89	706	114.11	41,837	24.84	4,196
South Dakota	32	1,365,643	0.57	695	118.49	42,676	28.06	3,486
Connecticut	29	1,284,586	0.53	682	109.64	44,296	22.15	3,986
North Dakota	33	1,254,528	0.52	686	116.84	38,016	30.41	3,443
Wyoming	27	1,165,798	0.48	704	118.70	43,178	29.21	4,110
Massachusetts	22	1,021,282	0.42	689	109.37	46,422	19.95	4,326
New Mexico	25	974,183	0.41	689	116.16	38,967	25.25	4,102
Nevada	21	847,203	0.35	694	108.69	40,343	19.99	4,154

Aggregate Geographic Distribution of Mortgage Properties (Continued)

State	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Maine	20	$834,003	0.35%	700	110.43%	$41,700	29.94%	$3,928
Montana	18	714,871	0.30	695	118.41	39,715	31.55	3,225
Vermont	13	697,457	0.29	704	113.64	53,651	34.41	3,616
Delaware	14	627,650	0.26	692	114.83	44,832	24.47	3,687
New Hampshire	14	555,314	0.23	700	105.05	39,665	20.45	3,370
Alaska	13	524,160	0.22	694	113.96	40,320	23.30	3,786
New Jersey	11	478,036	0.20	692	118.90	43,458	25.51	3,891
Tennessee	11	312,528	0.13	696	98.54	28,412	25.39	2,606
West Virginia	5	135,889	0.06	692	99.78	27,178	30.48	2,387
Rhode Island	2	85,803	0.04	670	116.29	42,902	14.18	5,043
District of Columbia	1	36,854	0.02	657	100.00	36,854	20.00	4,361
Hawaii	1	49,710	0.02	662	124.00	49,710	16.15	4,248
Texas	1	16,107	0.01	751	90.00	16,107	11.09	4,820
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Mortgaged Property Type

Property Type	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Single Family Residence	5,180	$215,952,270	89.80%	695	117.05%	$41,690	26.43%	$3,856
PUD Detached	300	14,132,131	5.88	694	117.15	47,107	23.64	4,485
Condominium	133	4,842,815	2.01	692	115.92	36,412	25.58	3,261
Townhouse/Rowhouse Attached	60	2,377,916	0.99	700	116.53	39,632	27.02	3,696
PUD Attached	56	2,294,619	0.95	692	117.76	40,975	23.99	3,658
Multifamily (2-4 units)	20	745,616	0.31	691	115.81	37,281	22.09	3,944
Modular	2	104,209	0.04	678	125.00	52,105	27.04	3,400
Townhouse/Rowhouse Detached	1	25,958	0.01	694	97.00	25,958	17.62	1,799
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

Aggregate Loan Purpose

Loan Purpose	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Debt Consolidation	4,206	$176,236,367	73.29%	693	117.44%	$41,901	26.52%	$3,881
Cash	915	37,141,463	15.45	699	115.62	40,592	25.41	3,823
Rate/Term Refinance	475	20,919,972	8.70	699	115.98	44,042	25.97	3,908
Home Improvement	153	6,101,814	2.54	707	117.57	39,881	23.29	3,971
Purchase Money	1	16,107	0.01	751	90.00	16,107	11.09	4,820
Asset Acquisition	2	59,812	0.02	696	104.10	29,906	32.56	3,782
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Prepayment Penalty Terms

Prepayment Penalty Terms	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
None	3,751	$156,908,063	65.25%	696	117.35%	$41,831	25.70%	$3,951
12 Months	39	1,964,091	0.82	690	113.63	50,361	27.76	4,014
24 Months	51	2,364,713	0.98	679	102.63	46,367	21.65	4,216
36 Months	1,907	79,082,106	32.89	694	116.89	41,469	27.32	3,717
60 Months	1	57,594	0.02	710	123.00	57,594	50.85	3,523
Other*	3	98,968	0.04	701	121.21	34,989	31.53	2,776
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

*Other includes all loans with prepayment penalty terms not equal to 0, 12, 24, 36, or 60 months. No loans have prepayment penalty terms greater than 60 months.

Aggregate Lien Priority

Lien Priority	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
First Lien	1	$29,852	0.01%	686	86.00%	$29,852	N/A	$1,866
Second Lien	5,751	240,445,683	99.99	695	117.03	41,809	26.22	3,877
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Residual Income as of the Date of Origination

Range of Residual Income as of the Date of Origination ($)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)
Less than 1,500	5	$127,210	0.05%	708	97.77%	$25,442	22.17%
1,500 - 1,999	258	8,192,429	3.41	705	112.53	31,754	29.68
2,000 - 2,999	1,481	56,581,874	23.53	698	116.97	38,205	27.51
3,000 - 3,999	2,040	85,464,544	35.54	692	117.70	41,894	26.42
4,000 - 4,999	1,067	46,088,023	19.17	694	117.24	43,194	25.24
5,000 - 5,999	504	23,245,618	9.67	695	116.43	46,122	24.86
6,000 or Greater	397	20,775,836	8.64	699	116.51	52,332	24.24
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**

GMAC RFC

New Issue Computational Materials

$240,000,000 *(Approximate)*
Home Loan-Backed Notes,
Series 2005-HI1

Residential Funding Mortgage Securities II, Inc.
Depositor

Home Loan Trust 2005-HI1
Issuer

Residential Funding Corporation
Seller and Master Servicer

January 4, 2005

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

$240,000,000 (Approximate)

Issuer:	Home Loan Trust 2005-HI1.
Depositor:	Residential Funding Mortgage Securities II, Inc.
Credit Enhancer:	Financial Guaranty Insurance Company ("FGIC").
Seller:	Residential Funding Corporation.
Underwriters:	Lead Manager: Bear, Stearns & Co. Inc. Co-Manager: Residential Funding Securities Corporation.
Master Servicer:	Residential Funding Corporation (the "Master Servicer" or "RFC").
Initial Subservicer:	HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the Depositor.
Indenture Trustee:	JPMorgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.
The Notes:	Home Loan Trust 2005-HI1 will issue 5 classes of Home Loan-Backed Notes, namely: the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Notes (collectively, the "Class A Notes").

Characteristics of the Notes (a), (b), (c), (d)

Notes	Original Note Balance	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date	Ratings (Moody's/S&P)
Class A-1	$69,742,000	Floating (e)	0.90	0	21	8/25/13	Aaa / AAA
Class A-2	$19,225,000	Fixed	2.00	20	7	1/25/15	Aaa / AAA
Class A-3	$46,148,000	Fixed	3.00	26	20	11/25/17	Aaa / AAA
Class A-4	$46,593,000	Fixed	5.00	45	32	5/25/20	Aaa / AAA
Class A-5	$58,292,000	Fixed (f)	8.87	76	47	4/25/35	Aaa / AAA

Notes:

(a) 100% Prepayment Assumption: 2.0% CPR *in month* 1 of the Home Loans, and an additional approximately 1.071429% per annum in each month thereafter until month 15. On and after month 15, 17.0% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Notes is subject to a 5% variance.

(d) 100% P&I guaranty by FGIC *(See section entitled "Credit Enhancement" herein)*.

(e) The lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 7.50% per annum.

(f) If the 10% clean-up call is not exercised, the Note Rate applicable to the Class A-5 Notes will increase by 0.50% per annum on the second Payment Date after the first possible Call Date.

The Assets of the Trust:	The assets of the Trust will include a group of conventional, closed-end, primarily second-lien, fixed-rate home loans (the "Home Loans"), the proceeds of which will be used primarily for debt consolidation. The Home Loans will be secured by mortgages, deeds of trust or other similar security instruments. A substantial majority of the Home Loans will have a combined loan-to-value ratio in excess of 100%. As of the Statistical Cut-off Date, the aggregate principal balance of the Home Loans will be approximately $240,475,535. As of the Closing Date, the aggregate principal balance of the Home Loans will be approximately $240,000,000.
Statistical Cut-off Date:	As of December 31, 2004.
Cut-off Date:	As of December 31, 2004.
Closing Date:	On or about January 27, 2005.
Payment Date:	The 25th of each month (or the next business day), commencing on February 25, 2005.
Delay Days:	The Class A Notes, other than the Class A-1 Notes, will have a payment delay of 24 days. With respect to the Class A-1 Notes, 0 days.
Note Rate:	Interest will accrue on all of the Class A Notes, other than the Class A-1 Notes, at a fixed rate during the month prior to the month of the related Payment Date on a 30/360-day basis. The coupon on the Class A-1 Notes will be equal to the lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 7.50% per annum, payable monthly. With respect to any Payment Date, the Class A-1 Notes will be entitled to interest accrued from and including the preceding Payment Date (or from and including the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date (the "Class A-1 Accrual Period") at the Class A-1 Note Rate on the aggregate principal balance of the Class A-1 Notes on an actual/360-day basis. The Note Rate applicable to the Class A-5 Notes will increase by 0.50% per annum on the second Payment Date after the first possible Call Date.

Priority of Payments:

On each Payment Date, principal and interest collections will be allocated from the payment account in the following order of priority:

(1) To pay the Credit Enhancer the premium for the Policy;
(2) To pay accrued and unpaid interest on the Class A Notes, *pro rata;*
(3) To pay as principal on the Class A Notes, an amount equal to the principal collection distribution amount for such Payment Date, allocated as described below;
(4) To pay as principal to the Class A Notes, an amount necessary to cover the Liquidation Loss Distribution Amounts on the related Home Loans;
(5) To pay the Credit Enhancer reimbursements for certain prior draws made on the Policy, with interest;
(6) To pay as principal on the Class A Notes, the amount necessary to cause the overcollateralization amount to equal the Required Overcollateralization Amount;
(7) To pay the Credit Enhancer any other amounts owed under the insurance agreement; and
(8) To pay the holders of the private securities created with respect to this transaction, any remaining Excess Cash Flow.

Principal Distributions for the Notes:

Any payments of principal allocable to the Class A Notes shall be paid to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Notes, in that order, in each case until the outstanding note balances of each of these notes has been reduced to zero.

Credit Enhancement:

Credit enhancement with respect to the Notes will be provided by (1) Excess Spread, (2) Overcollateralization and (3) FGIC Insurance Policy.

Excess Spread: Because the mortgagors are expected to pay more interest on the Home Loans than is necessary to pay interest on the Notes, along with fees and expenses of the trust each month, there may be excess interest. On each Payment Date, this excess interest may be used to protect the Notes against losses by making an additional payment of principal up to the amount of the losses.

Overcollateralization: Excess spread will be applied, to the extent not needed to cover current period losses, to make accelerated payments of principal to the securities then entitled to receive payments of principal, until the aggregate pool balance exceeds the sum of the aggregate note balance of the Class A Notes by a specified amount. This excess represents overcollateralization. Prior to the Stepdown Date, the "Required Overcollateralization Amount" will be equal to [4.75]% of the aggregate Cut-off Date pool balance. On or after the Stepdown Date, the Required Overcollateralization Amount will be permitted, subject to certain performance triggers being satisfied, to decrease to [9.50]% of aggregate pool balance of the Home Loans, subject to a floor of 0.50% of the aggregate Cut-off Date pool balance.

FGIC Insurance Policy: FGIC will unconditionally and irrevocably guarantee interest on the Notes at the applicable Note Rate, other than any prepayment interest shortfalls or Relief Act shortfalls, will cover all losses allocated to the Notes not covered by excess interest or Overcollateralization and will guarantee amounts due on the Notes on the Payment Date in April 2035.

Stepdown Date:

The Stepdown Date is the Payment Date occurring on the later of:

(1) the Payment Date in August 2007 (i.e., on the 31st Payment Date); and
(2) the first Payment Date on which the aggregate pool balance is less than 50% of the aggregate Cut-off Date pool balance.

Master Servicing Fee:

0.08% per annum, payable monthly. The fees of the Trustees will be paid from the Master Servicing Fee.

Subservicing Fee:

0.50% per annum, payable monthly.

Advancing: There is no required advancing of delinquent scheduled monthly payments of principal or interest on the Home Loans by the Master Servicer, the Subservicer, the Trustees or any other entity.

Liquidation Loss Amount: With respect to any Payment Date and any Home Loan that became a Liquidated Home Loan during the related collection period, the unrecovered portion of the principal balance of that Home Loan at the end of such collection period, after giving effect to the net liquidation proceeds applied to reduce the principal balance of that Home Loan. In addition, as to any Home Loan for which the principal balance has been reduced in connection with bankruptcy proceedings, the amount of the reduction will be treated as a Liquidation Loss Amount.

Liquidated Home Loan: With respect to any Payment Date, any Home Loan which the Master Servicer has determined, based on the servicing procedures specified in the servicing agreement, as of the end of the preceding collection period, that all liquidation proceeds which it expects to recover in connection with the disposition of the related mortgaged property have been recovered. In addition, the Master Servicer will treat any Home Loan that is 180 days or more delinquent as having been finally liquidated.

Optional Redemption: The Master Servicer may, at its option, effect an early redemption or termination of the Notes on the first Payment Date on which the aggregate pool balance of the Home Loans declines to less than 10% of the aggregate Cut-off Date pool balance (the "Call Date").

Form of Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Tax Status: For federal income tax purposes, the Notes will be characterized as indebtedness of the Issuer.

ERISA Eligibility: The Notes may be eligible for purchase by employee benefit plans and other plans and arrangements that are subject to ERISA or Section 4975 of the Code, subject to certain considerations.

SMMEA Treatment: The Notes will <u>not</u> constitute "mortgage related securities" for purposes of SMMEA.

Prepayment Sensitivity

Class A-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	3.72	1.34	1.06	**0.90**	0.79	0.72
Modified Duration	3.44	1.29	1.03	**0.88**	0.78	0.70
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	9/25/12	11/25/07	3/25/07	**10/25/06**	7/25/06	5/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	92	34	26	**21**	18	16
Illustrative Yield @ Par (30/360)	2.60%	2.59%	2.59%	**2.59%**	2.59%	2.59%

Class A-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	8.43	3.27	2.47	**2.00**	1.70	1.49
Modified Duration	7.07	3.02	2.31	**1.89**	1.62	1.42
First Principal Payment	9/25/12	11/25/07	3/25/07	**10/25/06**	7/25/06	5/25/06
Last Principal Payment	3/25/14	10/25/08	11/25/07	**4/25/07**	12/25/06	9/25/06
Principal Lockout (months)	91	33	25	**20**	17	15
Principal Window (months)	19	12	9	**7**	6	5
Illustrative Yield @ Par (30/360)	3.85%	3.81%	3.78%	**3.76%**	3.73%	3.71%

Class A-3 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	10.76	4.98	3.75	**3.00**	2.51	2.16
Modified Duration	8.51	4.41	3.40	**2.77**	2.33	2.03
First Principal Payment	3/25/14	10/25/08	11/25/07	**4/25/07**	12/25/06	9/25/06
Last Principal Payment	4/25/17	5/25/11	11/25/09	**11/25/08**	3/25/08	10/25/07
Principal Lockout (months)	109	44	33	**26**	22	19
Principal Window (months)	38	32	25	**20**	16	14
Illustrative Yield @ Par (30/360)	4.15%	4.12%	4.10%	**4.09%**	4.07%	4.05%

Class A-4 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	13.53	8.08	6.24	**5.00**	4.15	3.53
Modified Duration	9.80	6.57	5.28	**4.35**	3.68	3.18
First Principal Payment	4/25/17	5/25/11	11/25/09	**11/25/08**	3/25/08	10/25/07
Last Principal Payment	10/25/19	1/25/15	12/25/12	**6/25/11**	5/25/10	7/25/09
Principal Lockout (months)	146	75	57	**45**	37	32
Principal Window (months)	31	45	38	**32**	27	22
Illustrative Yield @ Par (30/360)	4.72%	4.71%	4.70%	**4.68%**	4.67%	4.66%

Prepayment Sensitivity (Cont'd)

Class A-5 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	19.11	12.70	10.64	**8.87**	7.45	6.36
Modified Duration	11.55	8.92	7.85	**6.83**	5.95	5.22
First Principal Payment	10/25/19	1/25/15	12/25/12	**6/25/11**	5/25/10	7/25/09
Last Principal Payment	5/25/26	1/25/19	2/25/17	**4/25/15**	9/25/13	6/25/12
Principal Lockout (months)	176	119	94	**76**	63	53
Principal Window (months)	80	49	51	**47**	41	36
Illustrative Yield @ Par (30/360)	5.49%	5.48%	5.48%	**5.47%**	5.46%	5.45%

Class A-5 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	19.84	13.92	11.66	**9.82**	8.36	7.20
Modified Duration	11.76	9.41	8.31	**7.32**	6.46	5.73
First Principal Payment	10/25/19	1/25/15	12/25/12	**6/25/11**	5/25/10	7/25/09
Last Principal Payment	12/25/29	10/25/28	10/25/26	**12/25/23**	5/25/21	6/25/19
Principal Lockout (months)	176	119	94	**76**	63	53
Principal Window (months)	123	166	167	**151**	133	120
Illustrative Yield @ Par (30/360)	5.50%	5.51%	5.51%	**5.51%**	5.50%	5.50%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate

	Summary Statistics	Minimum	Maximum
Number of Loans:	5,752		
Current Principal Balance:	$240,475,535	$4,811	$100,000
Average Current Principal Balance:	$41,807		
Original Principal Balance:	$241,781,039	$10,000	$100,000
Average Original Principal Balance:	$42,034		
Weighted Average Gross Loan Rate:	11.819%	4.000%	16.125%
Weighted Average Original Term:	216	60	360
Weighted Average Remaining Term:	214	56	356
Weighted Average Combined LTV:	117.03%	51%	126%
Weighted Average FICO Score:	695	640	803
Balloon Loans (% of Total):	0.35%		
Weighted Average Jr. Mortgage Ratio:	26.22%		
Lien Position (1st/2nd):	0.01% / 99.99%		
Geographic Distribution:			
(states w/ > 5% concentration)			
	Ohio	7.70%	
	Pennsylvania	6.49%	
	Indiana	5.69%	

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
640 - 659	523	$17,424,638	7.25%	114.26%	$33,317	20.58%	$4,332
660 - 679	1,507	60,992,523	25.36	117.76	40,473	24.36	3,906
680 - 699	1,516	62,605,368	26.03	117.33	41,296	26.72	3,648
700 - 719	1,116	50,258,062	20.90	117.39	45,034	27.94	3,823
720 - 739	655	30,353,165	12.62	116.56	46,341	28.39	3,998
740 - 759	284	12,514,972	5.20	116.53	44,067	27.85	3,970
760 - 779	114	4,959,700	2.06	115.71	43,506	27.64	4,218
780 - 799	36	1,337,353	0.56	113.79	37,149	27.17	4,412
800 or Greater	1	29,753	0.01	59.00	29,753	7.92	6,938
Total:	**5,752**	**$240,475,535**	**100.00%**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

Aggregate Loan Rates

Range of Loan Rates (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
4.000 – 6.000	3	$88,913	0.04%	698	112.70%	$29,638	20.54%	$3,229
6.001 - 6.500	3	84,322	0.04	755	83.88	28,107	14.68	4,410
6.501 - 7.000	5	143,564	0.06	745	77.40	28,713	18.66	4,753
7.001 - 7.500	24	700,259	0.29	733	93.35	29,177	26.54	3,270
7.501 - 8.000	48	1,327,238	0.55	716	95.23	27,651	24.41	3,314
8.001 - 8.500	40	1,149,380	0.48	717	96.90	28,735	23.07	3,429
8.501 - 9.000	108	3,658,183	1.52	718	103.40	33,872	27.06	3,534
9.001 - 9.500	127	5,411,350	2.25	717	111.61	42,609	27.69	4,062
9.501 - 10.000	340	15,772,121	6.56	712	111.88	46,389	27.83	4,265
10.001 - 10.500	295	14,484,287	6.02	715	116.48	49,099	28.02	4,281
10.501 - 11.000	586	27,872,962	11.59	708	117.81	47,565	27.22	4,286
11.001 - 11.500	643	29,098,348	12.10	710	118.81	45,254	26.43	4,242
11.501 - 12.000	795	35,286,612	14.67	700	118.99	44,386	26.95	3,917
12.001 - 12.500	714	30,112,623	12.52	688	118.48	42,175	26.04	3,872
12.501 - 13.000	921	35,799,321	14.89	679	117.68	38,870	24.92	3,561
13.001 - 13.500	299	11,331,807	4.71	676	117.76	37,899	25.27	3,377
13.501 - 14.000	474	16,975,870	7.06	667	118.24	35,814	24.99	3,219
14.001 - 14.500	297	10,105,816	4.20	663	117.36	34,026	23.52	3,441
14.501 - 15.000	29	1,038,302	0.43	666	120.52	35,804	23.52	3,049
16.001 - 16.500	1	34,259	0.01	677	125.00	34,259	31.25	2,947
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Original Home Loan Principal Balance

Range of Original Home Loan Principal Balance	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 25,000	602	$13,064,797	5.43%	693	113.18%	$21,702	19.07%	$3,190
25,001 - 50,000	3,858	145,742,914	60.61	689	116.84	37,777	24.24	3,675
50,001 - 75,000	1,228	76,061,809	31.63	705	118.18	61,940	30.80	4,242
75,001 - 100,000	64	5,606,015	2.33	726	115.39	87,594	32.54	5,766
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

Aggregate Combined LTV Ratio

Range of Combined LTV Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
50.01 - 60.00	6	$294,430	0.12%	714	$49,072	60.45%	$3,887
60.01 - 70.00	8	249,287	0.10	707	31,161	27.88	3,341
70.01 - 75.00	3	102,878	0.04	708	34,293	21.39	4,989
75.01 - 80.00	12	331,492	0.14	720	27,624	25.32	3,629
80.01 - 85.00	13	405,232	0.17	702	31,172	24.87	4,016
85.01 - 90.00	31	940,266	0.39	707	30,331	26.38	3,023
90.01 - 95.00	60	2,037,132	0.85	701	33,952	25.97	3,320
95.01 - 100.00	428	14,274,230	5.94	697	33,351	23.28	3,564
100.01 - 105.00	233	9,196,648	3.82	695	39,471	24.33	4,135
105.01 - 110.00	508	20,503,238	8.53	693	40,361	24.89	4,023
110.01 - 115.00	865	36,344,838	15.11	693	42,017	24.35	4,039
115.01 - 120.00	1,025	45,544,454	18.94	695	44,434	26.52	4,046
120.01 - 125.00	2,555	109,994,328	45.74	696	43,051	27.40	3,763
125.01 or Greater	5	257,083	0.11	688	51,417	36.17	3,765
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Junior Ratios*

Range of Junior Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Residual Income ($)
0.00 - 5.00	1	$10,853	0.01%	738	105.00%	$10,853	$4,997
5.01 - 10.00	60	1,424,750	0.59	686	107.87	23,746	6,160
10.01 - 15.00	391	11,791,812	4.90	684	111.88	30,158	4,491
15.01 - 20.00	1,450	54,109,535	22.50	690	115.95	37,317	4,172
20.01 - 25.00	1,439	56,619,295	23.55	692	117.46	39,346	3,824
25.01 - 30.00	1,040	46,268,415	19.24	696	117.82	44,489	3,689
30.01 - 40.00	1,069	53,969,161	22.45	701	118.25	50,486	3,710
40.01 - 50.00	247	13,189,767	5.49	709	118.08	53,400	3,561
50.01 - 60.00	39	2,259,410	0.94	706	119.35	57,934	3,455
60.01 - 70.00	10	533,962	0.22	706	114.84	53,396	2,943
70.01 - 80.00	3	119,884	0.05	690	93.49	39,961	2,512
80.01 - 90.00	2	148,840	0.06	713	56.61	74,420	4,436
Total:	**5,751**	**$240,445,683**	**100.00%**	**695**	**117.03%**	**$41,809**	**$3,877**

* Excludes home loans secured by first liens.

Aggregate Original Term to Maturity

Range of Months Original Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	17	$479,897	0.20%	713	110.27%	$28,229	21.68%	$3,867
109 - 120	191	7,150,209	2.97	696	114.76	37,436	26.26	4,291
169 - 180	3,433	143,147,466	59.53	698	116.87	41,697	26.32	3,999
181 - 288	724	27,792,723	11.56	690	116.47	38,388	24.55	3,711
289 - 300	1,353	59,696,165	24.82	692	118.64	44,121	27.06	3,573
301 or greater	34	2,209,074	0.92	675	99.37	64,973	19.43	4,958
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Remaining Term to Stated Maturity

Range of Months Remaining Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	18	501,527	0.21	711	110.39	27,863	21.50	3,825
109 - 120	190	7,128,579	2.96	696	114.77	37,519	26.29	4,295
121 - 144	1	97,015	0.04	687	126.00	97,015	52.63	4,823
145 - 156	15	560,231	0.23	690	116.67	37,349	25.81	4,068
157 - 168	6	174,447	0.07	698	117.94	29,075	21.30	3,454
169 - 180	3,411	142,315,773	59.18	698	116.87	41,723	26.31	3,999
181 - 288	737	28,313,937	11.77	690	116.46	38,418	24.80	3,696
289 - 300	1,340	59,174,951	24.61	692	118.66	44,160	26.96	3,578
301 or Greater	34	2,209,074	0.92	675	99.37	64,973	19.43	4,958
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

Aggregate Year of Origination

Year of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1999	2	$50,778	0.02%	691	120.19%	$25,389	34.81%	$2,687
2000	3	165,571	0.07	679	123.51	55,190	44.77	3,837
2001	2	113,360	0.05	707	123.98	56,680	43.27	4,914
2002	23	874,857	0.36	689	115.64	38,037	29.36	3,663
2003	9	313,351	0.13	692	116.55	34,817	26.51	3,588
2004	5,713	238,957,617	99.37	695	117.03	41,827	26.18	3,878
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Geographic Distribution of Mortgage Properties

State	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Ohio	468	$18,514,007	7.70%	696	118.54%	$39,560	25.28%	$3,940
Pennsylvania	377	15,615,253	6.49	697	116.92	41,420	28.90	3,850
Indiana	355	13,686,720	5.69	699	118.28	38,554	26.14	3,828
Michigan	275	11,972,568	4.98	695	117.33	43,537	26.37	3,977
Missouri	295	11,939,538	4.96	696	118.00	40,473	26.80	3,916
Colorado	260	11,766,195	4.89	694	117.26	45,255	21.85	3,826
North Carolina	220	9,202,804	3.83	699	118.57	41,831	25.25	4,079
Wisconsin	210	9,087,830	3.78	697	117.58	43,275	27.99	3,809
Washington	200	9,082,584	3.78	690	114.54	45,413	24.27	3,811
Florida	201	8,866,711	3.69	698	115.34	44,113	27.63	3,909
Kansas	239	8,784,842	3.65	689	118.32	36,757	25.86	3,810
Virginia	200	8,517,479	3.54	699	114.74	42,587	26.22	3,609
Arizona	188	8,412,753	3.50	694	117.10	44,749	25.85	4,090
Alabama	206	8,192,128	3.41	695	118.22	39,768	26.56	3,854
Utah	190	7,645,177	3.18	694	115.84	40,238	24.22	3,561
Oklahoma	181	6,887,945	2.86	693	117.68	38,055	30.36	3,920
Nebraska	167	6,812,159	2.83	693	119.73	40,791	27.41	3,924
Iowa	155	6,169,088	2.57	694	117.85	39,801	27.30	3,729
Georgia	127	5,840,845	2.43	696	118.46	45,991	25.05	4,166
Minnesota	128	5,829,354	2.42	692	117.39	45,542	24.35	3,832
Kentucky	126	4,768,682	1.98	696	118.77	37,847	25.48	3,941
Oregon	104	4,568,937	1.90	698	116.60	43,932	24.88	3,788
Louisiana	99	4,404,056	1.83	691	118.75	44,485	29.98	3,842
Idaho	97	3,801,689	1.58	687	117.22	39,193	27.58	3,427
Maryland	73	3,470,886	1.44	697	114.68	47,546	25.96	4,055
New York	68	3,472,171	1.44	706	117.27	51,061	31.60	4,314
California	55	2,965,289	1.23	688	104.88	53,914	21.38	4,530
South Carolina	66	2,750,659	1.14	697	118.87	41,677	25.46	3,761
Mississippi	58	2,331,912	0.97	689	117.65	40,205	27.17	3,566
Illinois	51	2,133,669	0.89	706	114.11	41,837	24.84	4,196
South Dakota	32	1,365,643	0.57	695	118.49	42,676	28.06	3,486
Connecticut	29	1,284,586	0.53	682	109.64	44,296	22.15	3,986
North Dakota	33	1,254,528	0.52	686	116.84	38,016	30.41	3,443
Wyoming	27	1,165,798	0.48	704	118.70	43,178	29.21	4,110
Massachusetts	22	1,021,282	0.42	689	109.37	46,422	19.95	4,326
New Mexico	25	974,183	0.41	689	116.16	38,967	25.25	4,102
Nevada	21	847,203	0.35	694	108.69	40,343	19.99	4,154

Aggregate Geographic Distribution of Mortgage Properties (Continued)

State	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Maine	20	$834,003	0.35%	700	110.43%	$41,700	29.94%	$3,928
Montana	18	714,871	0.30	695	118.41	39,715	31.55	3,225
Vermont	13	697,457	0.29	704	113.64	53,651	34.41	3,616
Delaware	14	627,650	0.26	692	114.83	44,832	24.47	3,687
New Hampshire	14	555,314	0.23	700	105.05	39,665	20.45	3,370
Alaska	13	524,160	0.22	694	113.96	40,320	23.30	3,786
New Jersey	11	478,036	0.20	692	118.90	43,458	25.51	3,891
Tennessee	11	312,528	0.13	696	98.54	28,412	25.39	2,606
West Virginia	5	135,889	0.06	692	99.78	27,178	30.48	2,387
Rhode Island	2	85,803	0.04	670	116.29	42,902	14.18	5,043
District of Columbia	1	36,854	0.02	657	100.00	36,854	20.00	4,361
Hawaii	1	49,710	0.02	662	124.00	49,710	16.15	4,248
Texas	1	16,107	0.01	751	90.00	16,107	11.09	4,820
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Mortgaged Property Type

Property Type	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Single Family Residence	5,180	$215,952,270	89.80%	695	117.05%	$41,690	26.43%	$3,856
PUD Detached	300	14,132,131	5.88	694	117.15	47,107	23.64	4,485
Condominium	133	4,842,815	2.01	692	115.92	36,412	25.58	3,261
Townhouse/Rowhouse Attached	60	2,377,916	0.99	700	116.53	39,632	27.02	3,696
PUD Attached	56	2,294,619	0.95	692	117.76	40,975	23.99	3,658
Multifamily (2-4 units)	20	745,616	0.31	691	115.81	37,281	22.09	3,944
Modular	2	104,209	0.04	678	125.00	52,105	27.04	3,400
Townhouse/Rowhouse Detached	1	25,958	0.01	694	97.00	25,958	17.62	1,799
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

Aggregate Loan Purpose

Loan Purpose	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Debt Consolidation	4,206	$176,236,367	73.29%	693	117.44%	$41,901	26.52%	$3,881
Cash	915	37,141,463	15.45	699	115.62	40,592	25.41	3,823
Rate/Term Refinance	475	20,919,972	8.70	699	115.98	44,042	25.97	3,908
Home Improvement	153	6,101,814	2.54	707	117.57	39,881	23.29	3,971
Purchase Money	1	16,107	0.01	751	90.00	16,107	11.09	4,820
Asset Acquisition	2	59,812	0.02	696	104.10	29,906	32.56	3,782
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Prepayment Penalty Terms

Prepayment Penalty Terms	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
None	3,751	$156,908,063	65.25%	696	117.35%	$41,831	25.70%	$3,951
12 Months	39	1,964,091	0.82	690	113.63	50,361	27.76	4,014
24 Months	51	2,364,713	0.98	679	102.63	46,367	21.65	4,216
36 Months	1,907	79,082,106	32.89	694	116.89	41,469	27.32	3,717
60 Months	1	57,594	0.02	710	123.00	57,594	50.85	3,523
Other*	3	98,968	0.04	701	121.21	34,989	31.53	2,776
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

*Other includes all loans with prepayment penalty terms not equal to 0, 12, 24, 36, or 60 months. No loans have prepayment penalty terms greater than 60 months.

Aggregate Lien Priority

Lien Priority	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
First Lien	1	$29,852	0.01%	686	86.00%	$29,852	N/A	$1,866
Second Lien	5,751	240,445,683	99.99	695	117.03	41,809	26.22	3,877
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**	**$3,877**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Residual Income as of the Date of Origination

Range of Residual Income as of the Date of Origination ($)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)
Less than 1,500	5	$127,210	0.05%	708	97.77%	$25,442	22.17%
1,500 - 1,999	258	8,192,429	3.41	705	112.53	31,754	29.68
2,000 - 2,999	1,481	56,581,874	23.53	698	116.97	38,205	27.51
3,000 - 3,999	2,040	85,464,544	35.54	692	117.70	41,894	26.42
4,000 - 4,999	1,067	46,088,023	19.17	694	117.24	43,194	25.24
5,000 - 5,999	504	23,245,618	9.67	695	116.43	46,122	24.86
6,000 or Greater	397	20,775,836	8.64	699	116.51	52,332	24.24
Total:	**5,752**	**$240,475,535**	**100.00%**	**695**	**117.03%**	**$41,807**	**26.22%**